CONSENT OF PRICEWATERHOUSECOOPERS LLP

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2014 of B2Gold Corp. (the “Company”) of our report dated March 12, 2015 relating to the consolidated financial statements of the Company and the effectiveness of internal control over financial reporting, which appears in this Annual Report.

We also consent to the incorporation by reference in the registration statements on Form S-8 (No. 333-192555 and 333-200228) of the Company of our report dated March 12, 2015 referred to above. We also consent to the reference to us under the heading “Interests of Experts,” which appears in the Annual Information Form included in the Exhibit incorporated by reference in this Annual Report on Form 40-F, which is incorporated by reference in such registration statements.

Chartered Accountants

Vancouver, British Columbia
March 27, 2015